Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

26 October 2012

PRIMA NAMES NEW CHIEF FINANCIAL OFFICER AND NEW COMPANY SECRETARY IN MANAGEMENT

REORGANISATION

Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034) (“Prima,” the “Company”) announced today the following changes in senior management.

Marc Voigt, the Company’s current Chief Business Officer, will assume the Chief Financial Officer role effective November 16, 2012. With immediate effect, Deanne Miller, LLB, has been appointed General Counsel and co-Company Secretary with Ian Bangs, Prima’s current CFO and Company Secretary. Ms Miller will take over as the sole Company Secretary effective November 16, 2012.

The reorganisation is intended to support the Company’s development, especially as the US and European operations take on increasing importance, and to reduce the Company’s administrative costs. Matthew Lehman, Prima’s Chief Executive Officer, explained “We are very excited about our development program for CVac™ and look forward to capitalising on our strengths in the field of personalised bio-therapeutics. To support our strategy, we need to maximise funds available for our research and development. It makes good sense to bring our legal expertise in-house and to streamline some of our administrative and finance functions to outside of Australia. I am confident that the addition of Ms Miller to the team and Mr Voigt’s appointment to CFO will benefit the Company substantially.”

After November 16, Mr. Bangs will assist with a transition period through December 31, 2012. “We are very appreciative of Ian’s service to Prima,” said Matthew Lehman, “Ian was the Company’s first full-time and in-house CFO. He has significantly contributed to Prima’s corporate development and played a crucial role in the previous capital raising and leading the preparations for our NASDAQ listing. We thank him for his contribution and wish him all the very best for the future.”

Deanne Miller, LLB, earned her LLB (Hons) and BCom (finance and accounting double major) from the University of Sydney. She brings strong experience in corporate law, tax, and regulatory compliance, having held various positions of increasing responsibility at organisations such as KPMG, Westfield Group, Australian Securities and Investments Commission (ASIC), Macquarie Group, and Westpac Group.

Ms Miller will be based in Sydney. Mr Voigt is based in Berlin, Germany.

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

ENDS

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889